UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date May 27, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 27, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE APPOINTMENT OF CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS AND COMMITTEE MEMBERS

The Board of Directors of Bancolombia S.A. (“Bancolombia”) announced that its Board of Directors has elected Luis Fernando Restrepo Echavarría as Chairman of the Board of Directors, and Ricardo Jaramillo Mejía as Vice Chairman. In addition, it has authorized the formation of the Support Committees of the Board of Directors, with the following composition:

Audit Committee
•María Angélica Arbeláez
•Sandra Guazzotti
•Juan Esteban Toro

Risk Committee
•Sandra Guazzotti
•María Angélica Arbeláez
•Juan Esteban Toro

Technology and Cybersecurity Committee
•Sandra Guazzotti
•María Angélica Arbeláez
•Juan Esteban Toro

In addition, the Board of Directors of Bancolombia approved that matters related to corporate governance, as well as the appointment, compensation, and development of Bancolombia, be handled, respectively, by the Good Governance Committee and by the Designation, Compensation and Development Committee of Grupo Cibest S.A., as the parent company of Bancolombia.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.cp	IR@bancolombia.com.cp

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